

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via Email
Mr. Michael A. Creel
Chief Executive Officer
Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, TX 77002

> **Re: Enterprise Products Partners L.P.**
> **Registration Statement on Form S-4**
> **Filed November 26, 2014**
> **File No. 333-200608**

Dear Mr. Creel:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose throughout the joint proxy statement/prospectus a dollar value for the aggregate merger consideration to be received by Oiltanking Partners L.P.'s unitholders, using a representative date to value the stock consideration (e.g., the last trading day before the public announcement of the merger).

The Merger, page 41

Background of the Merger, page 41

2. Please disclose in greater detail the potential alternative transactions available to Oiltanking that were discussed during the October 24, 2014 meeting between the Oiltanking Conflicts Committee and representatives of Jefferies and Latham.

Where You Can Find More Information, page 172

3. We note that you have incorporated by reference "[a]ny later information that you file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act up until the date of the special meeting . . . ." You may wish to revise this section to state that all filings filed by you pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into the prospectus. Please see Securities Act Forms Compliance and Disclosure Interpretation 123.05, which is available on our website, for more information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Dietrich King, Legal Branch Chief, at 202-551-3338, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: David C. Buck, Esq.